FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2005
Commission File Number: 033-71976
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Translation of registrant’s name into English)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5JH 2N7

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Eric Salsberg
	Name:	Eric P. Salsberg
	Title:	Vice President, Corporate Affairs

Dated:  September 26, 2005

Exhibit Index

Exhibit	Description
Ex-99.1	News Release dated September 26, 2005 titled Fairfax Receives Further Document Request as Part of SEC Loss Mitigation Products Investigation